PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated May 17, 2024)	Registration No. 333-274806

UP TO 13,663,325 CLASS A ORDINARY SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS

UP TO 59,328,073 CLASS A ORDINARY SHARES AND 2,860,561 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES OFFERED BY SELLING SECURITYHOLDERS

OF

CHECHE GROUP INC.

This Prospectus supplement No. 4 is being filed to update and supplement the information contained in the prospectus dated May 17, 2024 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 , as amended and supplemented, including by Post-Effective Amendment No. 1 thereto (File No. 333-274806) (the “Registration Statement”) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on November 26, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 4.

The Prospectus and this Prospectus Supplement No. 4 relates to the issuance by us of up to 13,663,325 Class A ordinary shares, par value $0.00001 per share, of the Company (the “Class A Ordinary Shares”), including (1) 10,802,764 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of $11.50, which were issued on September 14, 2023 (the “Closing Date”) in exchange for the public warrants of Prime Impact Acquisition I (“Prime Impact”) that were issued in the initial public offering of Prime Impact (the “Public Warrants”) as part of the units (each consisting of one Class A ordinary share of Prime Impact and one-third of one redeemable warrant) at an offering price of US$10.0 per unit; and (2) 2,860,561 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per share, which were issued to Prime Impact Cayman LLC (the “Sponsor”) on the Closing Date (the “Sponsor Warrants”) in exchange for the private placement warrants purchased by the Sponsor for a total consideration of $8.6 million (representing a purchase price of US$3.0 per Sponsor Warrant, after taking account of the forfeiture of 2,860,561 Sponsor Warrants in connection with the Business Combination (as defined below)) in a private placement concurrent with the initial public offering of Prime Impact. The Public Warrants and the Sponsor Warrants are collectively referred herein as the “Warrants”.

The Prospectus and this Prospectus Supplement No. 4 also relates to the potential offer and sale from time to time by the selling securityholders named in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) (collectively, the “Selling Securityholders”) of up to (A) 59,328,073 Class A Ordinary Shares, which include (1) an aggregate of 49,692,232 Class A Ordinary Shares beneficially owned by certain former shareholders of Cheche Technology Inc. (“CCT”), which, without accounting for any share transfer between the then shareholders of CCT, were acquired by Tank Stone Ltd. at a price of approximately RMB0.0419 per share, CISG Holdings Ltd. at a price of approximately $6.4886 per share, CICW Holdings Limited at a price of approximately RMB1.3263 per share, Dongprosper Holdings Limited at a price of approximately RMB0.0347 per share, Ruiyuan Technology Holdings Limited at a price of approximately RMB6.7111 per share, Beijing Zhongyuan Ronghui Investment Center, LLP and Ningbo Shiwei Enterprise Management Partnership (L.P.) at a price of approximately RMB5.4054 per share (in Series A investment) and RMB21.1516 per share (at Series B investment), respectively, Lian Jia Enterprises Limited and EAGLE ROVER LTD. at a price of approximately RMB21.1516, respectively, United Gemini Holdings Limited at a price of approximately RMB46.7232 per share, entities affiliated with Yong He and entities affiliated with Tencent Holding Limited at a price of approximately $7.1608 per share, respectively; (2) 4,975,280 Class A Ordinary Shares issued to the Sponsor and certain former directors of Prime Impact (the “Sponsor Shares”) on the Closing Date, of which (i) 4,341,052 Sponsor Shares were exchanged from 4,341,052 Class B ordinary shares of Prime Impact purchased by the Sponsor at a price of approximately $0.003 per share, and (ii) 634,228 Sponsor Shares were acquired by the Sponsor at a price of $10.00 per share; (3) 2,860,561 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (4) 1,800,000 Class A Ordinary Shares issued to certain investors pursuant to certain private placement transactions on the September 11, 2023 (the “PIPE Shares”), at a price of $10.00 per share; and (B) 2,860,561 Sponsor Warrants. We are registering these securities to satisfy certain registration rights we have granted to permit the Selling Securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The securities registered in the Registration Statement are identified in the Prospectus as the Registered Securities.

This Prospectus Supplement No. 4 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 4, you should rely on the information in this Prospectus Supplement No. 4.

We will not receive any proceeds from the sale of the Registered Securities by the Selling Securityholders. We will receive proceeds from the exercise of Warrants if the Warrants are exercised for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. Based on the closing price of our Class A Ordinary Shares at $0.86 on November 25, 2024, which is less than the exercise price of $11.50 per share pursuant to the terms of the Warrants, we believe holders of the Warrants will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more details in the section titled “Use of Proceeds” appearing elsewhere in the Prospectus.

Our Class A Ordinary Shares and our warrants to purchase Class A Ordinary Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”), under the trading symbols “CCG” and “CCGWW,” respectively. On November 25, 2024, the closing price for our Class A Ordinary Shares on Nasdaq was $0.86, and the closing price for our warrants on Nasdaq was $0.015.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of the Prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit 99.1— Press Release — Cheche Group Reports Third Quarter 2024 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheche Group Inc.

By:	/s/ Lei ZHANG
Name:	Lei ZHANG
Title:	Chief Executive Officer and Director

Date: November 26, 2024

Exhibit 99.1

Cheche Group Reports Third Quarter 2024 Unaudited Financial Results

BEIJING, China – November 26, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, the “Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Financial and Operational Highlights

●	Net Revenues for the quarter increased 3.3% year-over-year to RMB850.5 million (US$121.2 million), while net revenues for the first nine months of 2024 increased 2.3% over the comparable prior year period to RMB2.5 billion (US$354.8 million).

●	Net Income for the quarter was RMB4.1 million (US$0.6 million), compared to a net loss of RMB55.4 million for the prior-year quarter, while net loss for the first nine months of 2024 decreased 60.2% to RMB50.8 million (US$7.2 million) over the prior-year period.

●	Adjusted Net Income (1) for the quarter was RMB2.6 million (US$0.4 million), compared to an adjusted net loss of RMB0.6 million for the prior-year quarter, while adjusted net loss for the first nine months of 2024 decreased 23.0% to RMB21.8 million (US$3.1 million), compared to the prior-year period.

●	Total written premiums placed for the quarter increased 4.0% to RMB5.9 billion (US$0.8 billion) compared to the prior-year period, while total written premiums placed for the first nine months of 2024 increased 4.1% over the comparable prior-year period to RMB16.9 billion (US$2.4 billion).

●	Total number of policies issued for the quarter increased 5.0% to 4.2 million from 4.0 million for the prior-year quarter, while the total number of policies issued over the first nine months of 2024 increased 11.9% over the comparable prior-year period to 12.2 million.

●	Partnerships with New Energy Vehicle (NEV) companies (2) numbered 14 in the quarter and led to 292,000 embedded policies with corresponding written premium of RMB884.2 million (US$126.0 million), representing an increase of 149.6% and 121.6 % compared to the prior-year quarter, respectively. Embedded policies and corresponding written premium for the first nine months of 2024 reached 636,000 and RMB1.9 billion (US$273.2 million), respectively, representing growth of 144.6 % for policies embedded and 104.2% for written premium compared to the prior-year period.

(1) Adjusted Net Loss/Income is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

(2) The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started collaborating with NEV manufacturers in 2022, which yielded considerable results in 2023. Cheche believes that the further development of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution of its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the number of corresponding premiums generated from such embedded policies as the primary operating metrics to evaluate its business. It presents such operating metrics for investors to better understand and assess Cheche’s business.

Management Comments

“We are proud to announce that Cheche reported net income profitability for the first time on both a GAAP and adjusted net income basis. This quarter’s milestone substantiates the merit of our business model and the growing conviction in our value proposition,” said Lei Zhang, Founder, CEO, and Chairman of Cheche Group. “We continue to work with both NEV manufacturers and insurers to leverage advanced data analysis, delivering tools that will reward responsible drivers, reduce fraud, and bring efficiencies to claims processing to support profitability, transparency, and affordability as the transition to automated mobility accelerates.

Mr. Zhang continued, “With China producing 48% more NEVs in September over the prior year, according to China Association of Automobile Manufacturers, and NEV sales again surpassing traditional fuel car sales in the same month, our innovative platform will continue to meet the evolving insurance needs of car owners, manufacturers, and insurers.”

Unaudited Third Quarter 2024 Financial Results

Net Revenues were RMB850.5 million (US$121.2 million), representing a 3.3% year-over-year increase from the prior-year quarter. The growth was driven by increased insurance transactions conducted through Cheche’s platform by referral and third-party platform partners.

Cost of Revenues increased 3.0% year-over-year to RMB808.1 million (US$115.2 million) from the prior-year quarter, consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses decreased 53.6% to RMB18.1 million (US$2.6 million) from RMB39.0 million in the prior-year quarter, mainly due to the decrease in share-based compensation expenses and staff cost. Excluding share-based compensation expenses, selling and marketing expenses were RMB17.4 million (US$2.5 million), a decrease of 6.5% compared to the prior-year quarter.

General and Administrative Expenses decreased 41.3% to RMB20.4 million (US$2.9 million) from RMB34.8 million for the prior-year quarter, mainly due to the decrease in share-based compensation and professional service fees. Excluding share-based compensation and listing-related professional service fees, general and administrative expenses increased by RMB3.5 million from RMB15.0 million to RMB18.5 million (US$2.6 million), primarily due to the increase of post-listing professional service fees.

Research and Development Expenses decreased 24.5% to RMB10.2 million (US$1.4 million) from RMB13.5 million in the prior-year quarter. The change was mainly due to decreased share-based compensation expenses, partially offset by the increase of staff costs. Excluding share-based compensation expenses, research and development expenses decreased 8.8% to RMB9.8 million (US$1.4 million) from RMB10.8 million in the prior-year quarter.

Total Cost and Operating Expenses decreased by 1.8% to RMB856.8 million (US$122.1 million) from RMB872.0 million in the prior-year quarter, mainly due to the increased cost of revenues and the decrease in share-based compensation expenses. Excluding share-based compensation expenses, amortization of intangible assets related to the acquisition and listing-related professional service fees, total cost and operating expenses increased by 3.0% from the prior-year quarter.

Net Income for the quarter was RMB4.1 million (US$0.6 million), compared to a net loss of RMB55.4 million for the prior-year quarter. Excluding non-GAAP expenses, the Adjusted Net Income (1) for the quarter was RMB2.6 million (US$0.4 million), due to the improvement of operating results and the positive impact from foreign exchange rates, compared to an adjusted net loss of RMB0.6 million for the prior-year quarter.

Net Income attributable to Cheche’s shareholders was RMB4.1 million (US$0.6 million), compared to a net loss attributable to Cheche’s shareholders of RMB707.6 million for the prior-year quarter.

Adjusted Net Income attributable to Cheche’s shareholders was RMB2.6 million (US$0.4 million), compared to an adjusted net loss attributable to Cheche’s shareholders of RMB652.7 million for the prior-year quarter.

Net Income Per Share, basic and diluted, was RMB0.05 (US$0.01), compared to a net loss per share of RMB17.52, basic and diluted, for the prior-year quarter.

Adjusted Net Income Per Share, basic and diluted, was RMB0.03 (US$0.00), compared to an adjusted net loss per share of RMB16.16, basic and diluted, for the prior-year quarter.

3Q24 and Subsequent Business Highlights

●	On September 3, 2024, Cheche announced a partnership with Shanghai Jidu Automobile Company Limited (“JI YUE”) to further diversify its partner network with leaders in the NEV industry. Cheche successfully launched a system for JI YUE, creating channels for online and offline purchasing of auto and non-auto insurance products. The system is integrated into Cheche’s core platform and is equipped with resources to grow and strengthen JI YUE’s sales channels and enhance account settlement capabilities, among other functionalities.

●	On September 12, 2024, Cheche announced a partnership with Laoyou Insurance Brokerage Co., Ltd. (“Laoyou Insurance”), a wholly controlled subsidiary of Great Wall Motor Company Limited (“GWM”), a top ten Chinese auto manufacturer. Cheche’s insurance solutions and mature transaction system have been gradually rolled out with GWM’s newly established direct-sales network in more than 20 cities nationwide. Cheche plans to develop a comprehensive insurance solution tailored for traditional automakers within one to two years.

●	On October 1, 2024, Cheche announced a strategic partnership with The Tokio Marine & Nichido Fire Insurance Company (China) Limited (“TMNCH”), as Cheche continues to broaden its collaborations with insurance companies in China. Leveraging each other’s strengths, the two companies are working to develop specialized insurance products, services, and sales strategies. Cheche’s agreement with TMNCH is two pronged. This collaboration will enhance Cheche’s insurance service capabilities while offering increased scale for traditional automotive companies and pave the way for future partnerships with Japanese automotive companies.

Balance Sheet

As of September 30, 2024, the Company had RMB194.6 million (US$27.7 million) in total cash, cash equivalents and short-term investments.

Business Outlook

Cheche is affirming its full-year 2024 outlook:

●	Net Revenues are expected to range from RMB3.5 billion to RMB3.7 billion, representing an increase of 6.1% to 12.1%, compared to the full year of 2023.

●	Total written premiums placed are expected to range from RMB24.5 billion to RMB26.5 billion, representing an increase of 8.4% to 17.3%, compared to the full year of 2023.

Conference Call

Cheche will host a webcast and conference call to discuss its third quarter 2024 results today at 8:00 a.m. EST. This earnings release and a related investor deck will be available prior to the event in the “Quarterly Results” section under “Financials,” while the live webcast will be available in the “Events” section under the “News & Events” header on the investor relations website at ir.chechegroup.com.

The dial-in numbers for the conference call will be as follows:

●	Participant (toll-free): 1-888-346-8982

●	Participant (international): 1-412-902-4272

●	Hong Kong LT: 852-301-84992

●	Hong Kong Toll Free: 800-905945

●	China Toll-Free: 4001-201203

Please dial in 10 to 15 minutes before the scheduled start time and request Cheche’s third quarter earnings call.

A webcast replay will be available for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided non-GAAP financial measures in this press release that have not been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Cheche uses adjusted cost of revenues, adjusted selling and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted total cost and operating expenses, adjusted net loss/income, and adjusted net loss/income per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total cost and operating expenses as total cost and operating expenses adjusted for the impact of share-based compensation, amortization of intangible assets related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), listing-related professional service fees and dispute resolution expenses, representing expenses Cheche incurred in a dispute with a certain security holder. Cheche defines adjusted net loss/income as net loss/income adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, listing related professional service fees and dispute resolution expenses. Adjusted net loss/income per share, basic and diluted, is calculated as adjusted net loss/income divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party associated with the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees and dispute resolution expenses. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP nor presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss /income or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	243,392	131,110	18,683
Short-term investments	21,474	63,512	9,050
Accounts receivable, net	466,066	746,873	106,429
Prepayments and other current assets	49,321	41,829	5,961
Total current assets	780,253	983,324	140,123

Non-current assets:
Restricted Cash	5,000	5,000	712
Property, equipment and leasehold improvement, net	1,667	2,205	314
Intangible assets, net	8,050	6,475	923
Right-of-use assets	10,249	8,936	1,273
Goodwill	84,609	84,609	12,057
Other non-current assets	4,149	4,930	703
Total non-current assets	113,724	112,155	15,982
Total assets	893,977	1,095,479	156,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	316,868	565,806	80,627
Short-term borrowings	20,000	15,000	2,137
Contract liabilities	4,295	2,524	360
Salary and welfare benefits payable	73,609	78,500	11,186
Tax payable	950	4,547	648
Amounts due to related party	55,251	-	-
Accrued expenses and other current liabilities	25,759	17,905	2,552
Short-term lease liabilities	3,951	4,270	608
Warrant	850	1	-
Total current liabilities	501,533	688,553	98,118

Non-current liabilities:
Amounts due to related party	-	44,420	6,330
Deferred tax liabilities	2,013	1,619	231
Long-term lease liabilities	5,398	3,960	564
Deferred revenue	1,432	1,432	204
Warrant	5,419	1,241	177
Total non-current liabilities	14,262	52,672	7,506

Total liabilities	515,795	741,225	105,624

Ordinary shares	5	6	1
Treasury stock	(1,025)	(1,025)	(146)
Additional paid-in capital	2,491,873	2,521,942	359,374
Accumulated deficit	(2,113,821)	(2,164,642)	(308,459)
Accumulated other comprehensive income/(loss)	1,150	(2,027)	(289)
Total Cheche’s shareholders’ equity	378,182	354,254	50,481

Total liabilities and shareholders’ equity	893,977	1,095,479	156,105

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	823,269	850,517	121,198	2,433,640	2,489,503	354,751

Cost and Operating expenses:
Cost of revenues	(784,782)	(808,079)	(115,150)	(2,336,761)	(2,382,364)	(339,484)
Selling and marketing expenses	(38,991)	(18,110)	(2,581)	(86,747)	(59,771)	(8,517)
General and administrative expenses	(34,809)	(20,422)	(2,910)	(84,503)	(82,175)	(11,710)
Research and development expenses	(13,465)	(10,166)	(1,449)	(44,768)	(28,691)	(4,088)
Total cost and operating expenses	(872,047)	(856,777)	(122,090)	(2,552,779)	(2,553,001)	(363,799)

Other expenses:
Interest income	1,212	1,753	250	2,695	5,010	714
Interest expense	(329)	(176)	(25)	(871)	(616)	(88)
Foreign exchange gains/(losses)	1,069	3,502	499	(5,265)	2,447	349
Government grants	2,685	243	35	9,925	477	68
Changes in fair value of warrant	(10,307)	992	141	(10,434)	4,368	622
Changes in fair value of amounts due to related party	(1,086)	3,901	556	(4,922)	615	88
Others, net	(33)	6	1	(2)	186	27
(Loss)/income before income tax	(55,567)	3,961	565	(128,013)	(51,011)	(7,268)
Income tax credit	128	90	13	386	190	27

Net (loss)/income	(55,439)	4,051	578	(127,627)	(50,821)	(7,241)
Accretions to preferred shares redemption value	(652,178)	-	-	(762,169)	-	-
Net (loss)/income attributable to the Cheche’s ordinary shareholders	(707,617)	4,051	578	(889,796)	(50,821)	(7,241)

Net (loss)/income	(55,439)	4,051	578	(127,627)	(50,821)	(7,241)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(1,433)	(5,408)	(771)	5,977	(3,393)	(483)
Fair value changes of amounts due to r elated party due to own credit risk	(104)	470	67	(404)	216	31
Total other comprehensive (loss)/income	(1,537)	(4,938)	(704)	5,573	(3,177)	(452)

Total comprehensive loss	(56,976)	(887)	(126)	(122,054)	(53,998)	(7,693)

Net (loss)/income per ordinary shares outstanding
Basic	(17.52)	0.05	0.01	(25.21)	(0.66)	(0.09)
Diluted	(17.52)	0.05	0.01	(25.21)	(0.66)	(0.09)
Weighted average number of ordinary shares outstanding
Basic	40,396,693	79,396,465	79,396,465	35,297,133	77,324,958	77,324,958
Diluted	40,396,693	86,508,545	86,508,545	35,297,133	77,324,958	77,324,958

Reconciliation of GAAP Cost and Operating Expenses to Non-GAAP Cost and Operating Expenses (Unaudited)

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	(784,782)	(808,079)	(115,150)	(2,336,761)	(2,382,364)	(339,484)
Add: Share-based compensation expenses	114	3	-	187	9	1
Amortization of intangible assets related to acquisition	525	525	75	1,575	1,575	224
Adjusted Cost of revenues	(784,143)	(807,551)	(115,075)	(2,334,999)	(2,380,780)	(339,259)

Selling and marketing expenses	(38,991)	(18,110)	(2,581)	(86,747)	(59,771)	(8,517)
Add: Share-based compensation expenses	20,381	718	102	30,054	4,350	620
Adjusted Selling and marketing expenses	(18,610)	(17,392)	(2,479)	(56,693)	(55,421)	(7,897)

General and administrative expenses	(34,809)	(20,422)	(2,910)	(84,503)	(82,175)	(11,710)
Add: Share-based compensation expenses	10,334	1,898	270	25,689	24,044	3,426
Listing related professional expenses	9,435	-	-	14,972	-	-
Dispute resolution expenses (1)	-	-	-	-	2,355	336
Adjusted General and administrative expenses	(15,040)	(18,524)	(2,640)	(43,842)	(55,776)	(7,948)

Research and development expenses	(13,465)	(10,166)	(1,449)	(44,768)	(28,691)	(4,088)
Add: Share-based compensation expenses	2,688	334	48	11,462	1,667	238
Adjusted Research and development expenses	(10,777)	(9,832)	(1,401)	(33,306)	(27,024)	(3,850)

Total cost and operating expenses	(872,047)	(856,777)	(122,090)	(2,552,779)	(2,553,001)	(363,799)
Adjusted total cost and operating expenses	(828,570)	(853,299)	(121,595)	(2,468,840)	(2,519,001)	(358,954)

(1) represents expenses incurred by Cheche in connection with settling a dispute with a certain security holder, which are not directly related to the core operations of Cheche’s business.

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/income	(55,439)	4,051	578	(127,627)	(50,821)	(7,241)
Add: Share-based compensation expenses	33,517	2,953	420	67,392	30,070	4,285
Amortization of intangible assets related to acquisition	525	525	75	1,575	1,575	224
Listing related professional expenses	9,435	-	-	14,972	-	-
Changes in fair value of warrant	10,307	(992)	(141)	10,434	(4,368)	(622)
Changes in fair value of amounts due to related party	1,086	(3,901)	(556)	4,922	(615)	(88)
Dispute resolution expenses	-	-	-	-	2,355	336
Adjusted net (loss)/income	(569)	2,636	376	(28,332)	(21,804)	(3,106)
Accretions to preferred shares redemption value	(652,178)	-	-	(762,169)	-	-
Adjusted net (loss)/income attributable to Cheche’s ordinary shareholders	(652,747)	2,636	376	(790,501)	(21,804)	(3,106)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net (loss)/income per ordinary share
Basic	40,396,693	79,396,465	79,396,465	35,297,133	77,324,958	77,324,958
Diluted	40,396,693	86,508,545	86,508,545	35,297,133	77,324,958	77,324,958

Net (loss)/income per ordinary share
Basic	(17.52)	0.05	0.01	(25.21)	(0.66)	(0.09)
Diluted	(17.52)	0.05	0.01	(25.21)	(0.66)	(0.09)

Non-GAAP adjustments to net (loss)/income per ordinary share
Basic	1.36	(0.02)	(0.01)	2.81	0.38	0.05
Diluted	1.36	(0.02)	(0.01)	2.81	0.38	0.05

Adjusted net (loss)/income per ordinary share
Basic	(16.16)	0.03	0.00	(22.40)	(0.28)	(0.04)
Diluted	(16.16)	0.03	0.00	(22.40)	(0.28)	(0.04)